Item 77C

A Special Meeting of Shareholders of
the Munder Tax-Free Bond Fund was held
on August 11, 2005.  The purpose of the
Special Meeting was to seek approval of
 an Agreement and Plan of Reorganization, pursuant to which the Fund would be reorganized with and into the Munder
Tax-Free Short & Intermediate Bond Fund.

The shareholders of the Fund approved
the proposal and the results of the votes are as set forth below.

No.of Shares: 1,947,714 For, 0  Against
  13,816 Abstain, 0 Broker Non-Votes
A Special Meeting of Shareholders of the Munder
 U.S. Government Income Fund was held on
August 11, 2005.  The purpose of the Special
Meeting was to seek approval of an Agreement and Plan of Reorganization, pursuant to which the Fund would be reorganized with and into the Munder Bond Fund.

The shareholders of the Fund approved the proposal and the results of the votes are as set forth below.

No. of Shares: 6,652,706 For, 26,671 Against,
19,213 Abstain, 0 Broker Non-Votes